INTERNATIONAL BANK FOR RECONSTRUCTION                    1818 H Street N.W.        (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                                          Washington, D.C. 20433    Cable Address: INTBAFRAD
                                                         U.S.A.




                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3



                                                               November 13, 2002


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         Attached please find a Report dated November 13, 2002 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 45,615,000 Callable Variable Interest Rate Range Notes due November 7, 2014, issued under the Bank's Global Debt Issuance Facility.

                                           Sincerely yours,



                                           /s/ J. CLIFFORD FRAZIER
                                           J. Clifford Frazier
                                           Acting Chief Counsel,
                                           Finance



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